

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 12, 2017

Via E-mail
George C. Carpenter IV
Chief Executive Officer
MYnd Analytics, Inc.
26522 La Alameda, Suite 290
Mission Viejo, CA 92691

   Re: MYnd Analytics, Inc.
     Registration Statement on Form S-1
     Filed March 31, 2017
     File No. 333-217092

Dear Mr. Carpenter:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Killoy at (202) 551-7576 with any questions.

              Sincerely,

              /s/ Pamela Howell
              for

              John Reynolds
              Assistant Director
              Office of Beverages, Apparel
              and Mining

cc: Asim Grabowski-Shaikh, Esq.
    Dentons US LLP